

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Nelson Fonseca
Chief Executive Officer
Cyxtera Technologies, Inc.
2333 Ponce de Leon Boulevard, Suite 900
Coral Gables, Florida 33134

> **Re: Cyxtera Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 12, 2022**
> **File No. 333-266830**

Dear Mr. Fonseca:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Licht